FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Receives Verdict in Patent Case Brought by Mformation	3

Document 1

July 14, 2012

Research In Motion Receives Verdict in Patent Case
Brought by Mformation

Waterloo, ON - Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM), a world leader in the mobile communications market, yesterday learned that a jury returned a verdict against RIM in the amount of $147.2 million (USD) in an action brought by Mformation in the U.S. District Court for the Northern District of California.  RIM is disappointed by the outcome and is evaluating all legal options. Additionally, the trial judge has yet to decide certain legal issues that might impact the verdict.  RIM will await those rulings before deciding whether to pursue an appeal.

RIM has worked hard for many years to independently develop its leading-edge BlackBerry technology and industry-leading intellectual property portfolio, and RIM does not believe that the Mformation patent in question is valid.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Tenille Kennedy
Research In Motion
tkennedy@rim.com
519-888-7465 x73684

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM awaiting certain rulings from the trial judge before deciding whether to pursue an appeal, and RIM's belief that the Mformation patent in question is not valid.  The terms "will", "believe" and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 16, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs EVP, Executive Operations, Office of the CEO